UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

Enzon Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

293904108

(CUSIP Number)

Jonathan couchman

Couchman Management LLC

600 Fifth Avenue, 2nd Floor

New York, NY 10020

ADAM FINERMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 3, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 293904108

1	NAME OF REPORTING PERSON

Jonathan Couchman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF; PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		4,717,666
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,133,788
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,717,666
	10	SHARED DISPOSITIVE POWER

3,133,788
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,851,454
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.8%
14	TYPE OF REPORTING PERSON

IN

2

CUSIP No. 293904108

1	NAME OF REPORTING PERSON

Couchman Family Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		400,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

400,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

400,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

CO

3

CUSIP No. 293904108

1	NAME OF REPORTING PERSON

Xstelos Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,100,524
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,100,524
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,100,524
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.8%
14	TYPE OF REPORTING PERSON

CO

4

CUSIP No. 293904108

1	NAME OF REPORTING PERSON

Myrexis, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		633,264
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

633,264
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

633,264
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.4%
14	TYPE OF REPORTING PERSON

CO

5

CUSIP No. 293904108

1	NAME OF REPORTING PERSON

Brian Harper
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,667,294
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,667,294
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,667,294
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.8%
14	TYPE OF REPORTING PERSON

IN

6

CUSIP No. 293904108

1	NAME OF REPORTING PERSON

Harper Asset Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Colorado
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,667,294
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,667,294
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,667,294
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.8%
14	TYPE OF REPORTING PERSON

IA

7

CUSIP No. 293904108

1	NAME OF REPORTING PERSON

Michael Pearce
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

8

CUSIP No. 293904108

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated as follows:

(a)       This statement is filed by:

(i)	Jonathan Couchman (“Mr. Couchman”), (a) with respect to the Shares directly owned by him, (b) as the sole trustee of Couchman Family Fund, (c) as the President and Chief Executive Officer of each of Xstelos Corp. and Myrexis, Inc. and (d) as a nominee for the Board of Directors of the Issuer (the “Board”);
(ii)	Couchman Family Fund, a Delaware nonprofit corporation (the “Foundation”), with respect to the Shares directly owned by it;
(iii)	Xstelos Corp. a Delaware corporation (“Xstelos”), with respect to the Shares directly owned by it;
(iv)	Myrexis, Inc., a Delaware corporation (“Myrexis”), with respect to the Shares directly owned by it;
(v)	Brian Harper (“Mr. Harper”), as the President of Harper Asset Management, LLC and as a nominee for the Board;
(vi)	Harper Asset Management, LLC (“HAM”), a Colorado limited liability company, with respect to the Shares directly owned by it; and
(vii)	Michael Pearce (“Mr. Pearce”), as a nominee for the Board (collectively with Messrs. Couchman and Harper, the “Nominees”).

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

9

CUSIP No. 293904108

Set forth on Schedule A annexed hereto (“Schedule A”) is the name and present principal occupation or employment, principal business address and citizenship of the executive officers and directors of each of Xstelos and Myrexis. To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

(b)       The principal business address of each of Mr. Couchman, the Foundation and Myrexis is c/o Couchman Management LLC, 600 Fifth Avenue, 2nd Floor, New York, NY 10020. The principal business address of Xstelos is 1105 North Market Street, Suite 1300, Wilmington, DE 19801. The principal business address of Mr. Harper and HAM is 2248 Mariner Dr., Longmont, CO 80503. The principal business address of Mr. Pearce is 193 Audubon Trail, Cashiers, NC 28717.

(c)       The principal business of the Foundation is supporting charitable endeavors. The principal business of Xstelos is serving as a holding company. The principal business of Myrexis is serving as a holding company. The principal occupation of Mr. Couchman is serving as a private investor and as the President and Chief Executive Officer of each of Xstelos and Myrexis. The principal occupation of Mr. Harper is serving as President of HAM. The principal business of HAM is investing in securities. The principal occupation of Mr. Pearce is serving as a private investor and healthcare advisory professional.

(d)       No Reporting Person, nor any person listed on Schedule A, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person, nor any person listed on Schedule A, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Each of the Nominees is a citizen of the United States of America. Each of the Foundation, Xstelos, and Myrexis is organized under the laws of the State of Delaware. HAM is organized under the laws of the State of Colorado. The citizenship of the persons listed on Schedule A is set forth therein.

10

CUSIP No. 293904108

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follows:

The Shares purchased by Mr. Couchman were purchased with personal funds in open market purchases. The Shares purchased by each of the Foundation, Xstelos and Myrexis were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases.

The aggregate purchase price of the 4,717,666 Shares beneficially owned by Mr. Couchman is approximately $1,311,093, including brokerage commissions.

The aggregate purchase price of the 400,000 Shares beneficially owned by the Foundation is approximately $96,627, including brokerage commissions.

The aggregate purchase price of the 2,100,524 Shares beneficially owned by Xstelos is approximately $762,377, including brokerage commissions.

The aggregate purchase price of the 633,264 Shares beneficially owned by Myrexis is approximately $88,657, including brokerage commissions.

The aggregate purchase price of the 1,667,294 Shares beneficially owned by HAM is approximately $561,530, including brokerage commissions.

11

CUSIP No. 293904108

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On August 3, 2020, the Reporting Persons delivered a letter to the Issuer notifying the Issuer of the Reporting Persons’ intent to nominate three highly-qualified candidates, Jonathan Couchman, Brian Harper and Michael Pearce, for election to the Issuer’s board of directors at the Issuer’s 2020 annual meeting of shareholders (the “Annual Meeting”). The Reporting Persons believe that the Nominees have the qualifications, experience and skill sets necessary to serve as directors of the Issuer, as evidenced by their biographies below.

Jonathan Couchman, age 51, currently serves as the Managing Member of Couchman Management LLC (“Couchman Management”), a management firm that controls several entities including Xstelos, Myrexis, Affymax, PluraVida, CPEX Pharmaceuticals, since December 2017. As Managing Member of Couchman Management, he holds numerous positions at the entities that are controlled by Couchman Management, including, at Affymax, Inc. (formerly OTC: AFFY), a biopharmaceutical company, where Mr. Couchman has served as a director, Chief Executive Officer and Chief Financial Officer, since November 2014 and at Myrexis, Inc. (formerly OTC: MYRX), a biopharmaceutical company focused on drug development that spun-off from Myriad Genetics, Inc. (NASDAQ: MYGN) and that now operates as a holding company, where Mr. Couchman has served as a director and Chief Executive Officer since January 2013 and as the Chief Financial Officer since March 2013. Mr. Couchman has held numerous responsibilities at Xstelos Holdings’ predecessor company Footstar, Inc. (“Footstar”), a shoe retailer, where he served as the Chief Financial Officer, from August 2009 to May 2012, President and CEO, from January 2009 to May 2012, and as the Chairman, from February 2006 to May 2012. Prior to that, Mr. Couchman served as the Chief Wind-Down Officer at Footstar, from December 2008 to May 2012 and as a member of the equity committee, while Footstar reorganized itself from bankruptcy from 2004 to 2006. While Mr. Couchman was Chairman, he oversaw Footstar’s liquidation and distribution of its assets, resulting in over $200 million of cash and equity proceeds to shareholders. Through his role at Couchman Capital LLC and Couchman Management, Mr. Couchman currently serves as the general partner and investment manager of Couchman Investments LP, since 2001, private investment partnerships at Couchman Partners LP, from 2001 until 2013, and as the investment manager of Couchman International Ltd., a private partnership, from 2001 until 2013. Previously, Mr. Couchman served on the Board of Directors of Golf Trust of America, Inc. (formerly OTC: GTA), a real estate investment trust focused on the ownership of upscale golf courses, from December 2007 to March 2010, until its merger with Pernix Therapeutics, Inc. (formerly NASDAQ: PTX). Mr. Couchman received a B.S. in Finance from the California State University at Chico and received the Chartered Financial Analyst designation (C.F.A).

Brian Harper, age 43, founded and has been president of Harper Asset Management, LLC (“Harper Asset Management”) a registered investment advisory firm, since 2001. Before founding Harper Asset Management, Mr. Harper served as an analyst within the wealth management group at Morgan Stanley (NYSE: MS), a multinational investment bank and financial services company, from 1999 to 2001. Mr. Harper serves on the board of directors of The Stephan Company (OTC: SPCO), a premier distributor of barber, beauty, and personal care items, where he has served as the Chairman since February 2017 and as a director since February 2016. Mr. Harper has a B.S. in Economics from Rollins College and is a C.F.A. charterholder.

12

CUSIP No. 293904108

Michael Pearce, age 59, has served as Chairman of Range Therapeutics, LLC, a healthcare advisory firm, since April 2014. Previously, Mr. Pearce served as the CEO and President of Pernix Therapeutics, Inc. (“Pernix”) (formerly NASDAQ: PTX), a specialty pharmaceutical company initially focused on the pediatric marketplace, from May 2013 until February 2014, where he also served a director from September 2007 and as Chairman from December 2007 to March 2014. Mr. Pearce served as the Chairman and CEO of Golf Trust of America, Inc., previously a real estate investment trust focused on the ownership of upscale golf courses, from 2007 until its merger with Pernix in March 2010. Over the past 25 years, Mr. Pearce has held numerous positions in technology industry management positions, serving as: CEO of iEntertainment Network, Inc., a video game developer and publisher, from 1999 to 2001 and Senior Vice President of Sales and Marketing at VocalTec Communications Ltd. (formerly NASDAQ: CALL) (d/b/a B. Riley Financial, Inc., NASDAQ: RILY), a cloud-based communications company, from 1996 to 1998, and during 1999, where he served as a consultant to the Chairman. Mr. Pearce has served on the board of directors of Evening Post Industries, a diversified conglomerate with interests in hospice healthcare, dermatology, media and real estate, since May 2015, where he serves on the audit, compensation, and investment committees; Myrexis, Inc., a biopharmaceutical company focused on drug development that spun-off from Myriad Genetics that now operates as a holding company, since February 2013; and Affymax, Inc., a biopharmaceutical company, since September 2017. Previously, Mr. Pearce served on the board of directors of Reliability Incorporated, originally a designer and manufacturer of high performance equipment used to test and condition integrated circuits, from 2009 to 2013; Swiss Precision Corporation, an investment firm, from 1990 to 2002; and Spatializer Audio Laboratories, Inc. (n/k/a AMERI Holdings, Inc., NASDAQ: AMRH), a developer, licensor, and marketer of next generation technologies, from 2009 to 2013. Mr. Pearce attended Southern Methodist University from 1979 to 1983.

13

CUSIP No. 293904108

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 44,214,603 Shares outstanding as of July 17, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on July 29, 2020.

A.	Mr. Couchman
(a)	As of the close of business on August 5, 2020, Mr. Couchman beneficially owned 4,717,666 Shares. As the sole trustee of the Foundation, Mr. Couchman may be deemed to beneficially own the 400,000 Shares owned by the Foundation. As the President and Chief Executive Officer of Xstelos, Mr. Couchman may be deemed to beneficially own the 2,100,524 shares of Common Stock owned by Xstelos. As the President and Chief Executive Office of Myrexis, Mr. Couchman may be deemed to beneficially own the 633,264 shares of Common Stock owned by Myrexis.

Percentage: Approximately 17.8%

(b)	1. Sole power to vote or direct vote: 4,717,666
2. Shared power to vote or direct vote: 3,133,788
3. Sole power to dispose or direct the disposition: 4,717,666
4. Shared power to dispose or direct the disposition: 3,133,788
(c)	Mr. Couchman has not entered into any transactions in the Shares during the past sixty days. The transaction in the Shares on behalf of Xstelos during the past sixty days is set forth in Schedule B and is incorporated herein by reference.
B.	The Foundation
(a)	As of the close of business on August 5, 2020, the Foundation beneficially owned 400,000 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 400,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 400,000
(c)	The Foundation has not entered into any transactions in the Shares during the past sixty days.
14

CUSIP No. 293904108

C.	Xstelos
(a)	As of the close of business on August 5, 2020, Xstelos beneficially owned 2,100,524 Shares.

Percentage: Approximately 4.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,100,524
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,100,524
(c)	The transaction in the Shares by Xstelos during the past sixty days is set forth in Schedule B and is incorporated herein by reference.
D.	Myrexis
(a)	As of the close of business on August 5, 2020, Myrexis beneficially owned 633,264 Shares.

Percentage: Approximately 1.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 633,264
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 633,264
(c)	Myrexis has not entered into any transactions in the Shares during the past sixty days.
E.	Mr. Harper
(a)	Mr. Harper, as President of HAM, may be deemed the beneficial owner of 1,667,294 Shares owned by HAM.

Percentage: Approximately 3.8%

(b)	1. Sole power to vote or direct vote: 1,667,294
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,667,294
4. Shared power to dispose or direct the disposition: 0
(c)	Mr. Harper has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by HAM during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
15

CUSIP No. 293904108

F.	HAM
(a)	As of the close of business on August 5, 2020, HAM beneficially owned 1,667,294 Shares.

Percentage: Approximately 3.8%

(b)	1. Sole power to vote or direct vote: 1,667,294
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,667,294
4. Shared power to dispose or direct the disposition: 0
(c)	The transactions in the Shares by HAM during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
G.	Mr. Pearce
(a)	As of the close of business on August 5, 2020, Mr. Pearce did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0
(c)	Mr. Pearce has not entered into any transactions in the Shares during the past sixty days.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	Not applicable.
16

CUSIP No. 293904108

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On August 3, 2020, the Reporting Persons entered into a Joint Filing and Solicitation Agreement in which, among other things, (a) the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Issuer, and (b) the Reporting Persons agreed to solicit proxies for the election of the Nominees at the Annual Meeting (the “Solicitation”). The Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Messrs. Harper and Pearce have granted Mr. Couchman power of attorney (“Power of Attorney”) to execute certain SEC filings and other documents in connection with the Solicitation. A form of the Power of Attorney is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following:

99.1	Joint Filing and Solicitation Agreement by and among Jonathan Couchman, Couchman Family Fund, Xstelos Corp., Myrexis, Inc., Brian Harper, Harper Asset Management, LLC and Michael Pearce, dated August 3, 2020.
99.2	Form of Power of Attorney.

17

CUSIP No. 293904108

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 5, 2020

XSTELOS CORP.

By:	/s/ Jonathan Couchman
	Name:	Jonathan Couchman
	Title:	President and Chief Executive Officer

COUCHMAN FAMILY FUND

By:	/s/ Jonathan Couchman
	Name:	Jonathan Couchman
	Title:	Trustee

myrexis, inc.

By:	/s/ Jonathan Couchman
	Name:	Jonathan Couchman
	Title:	President and Chief Executive Officer

Harper Asset Management, LLC.

By:	/s/ Brian Harper
	Name:	Brian Harper
	Title:	President

/s/ Jonathan Couchman
JONATHAN Couchman Individually and as attorney-in-fact for Brian Harper and Michael Pearce

18

CUSIP No. 293904108

SCHEDULE A

Directors and Officers of Xstelos Corp.

Name and Position	Principal Occupation	Principal Business Address	Citizenship
Jonathan Couchman* Chief Executive Officer, President and Director
Adam W. Finerman Director	Partner with the law firm of Olshan Frome Wolosky LLP	c/o Olshan Frome Wolosky LLP 1325 Avenue of the Americas New York, New York 10019	USA

Directors and Officers of Myrexis, Inc.

Name and Position	Principal Occupation	Principal Business Address	Citizenship
Jonathan Couchman,* Chief Executive Officer and President
Steven D. Scheiwe Director	President of Ontrac Advisors, Inc., which provides analysis and business management services to public and private entities	c/o Couchman Management LLC, 600 Fifth Avenue, 2nd Floor, New York, NY 10020	USA
Michael C. Pearce Director	Chairman of Range Therapeutics LLC, a healthcare advisory company	c/o Couchman Management LLC, 600 Fifth Avenue, 2nd Floor, New York, NY 10020	USA

* Mr. Couchman is a Reporting Person and, as such, the information with respect to Mr. Couchman called for by the Schedule 13D is set forth therein.

CUSIP No. 293904108

SCHEDULE B

Transactions in the Shares During the Past Sixty Days

Nature of Transaction	Amount of Securities Purchased/(Sold)	Price per Share ($)	Date of Purchase

Harper Asset Management, LLC

Purchase of Common Stock	2,000	0.1680	06/25/2020
Purchase of Common Stock	1	0.1625	07/15/2020

Xstelos Corp.

Purchase of Common Stock	506,292	0.2000	08/05/2020